Exhibit 99.1

ASX RELEASE | December 6, 2018 | ASX:PLL; NASDAQ:PLLL

PIEDMONT EXPANDS LAND POSITION

•	Piedmont increases land position at its Piedmont Lithium Project by 15% to 1,383 acres

•	Core Property expanded by 93 acres or 18% to a total of 622 acres

•	Contiguous land acquisitions are along strike from current Mineral Resource

•	Drill targets being finalized and will be incorporated in upcoming Phase 4 Drill Program

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to advise that the Company has increased its exploration land position to 1,383 acres.  The land acquisitions include properties within the Carolina Tin Spodumene Belt (122 acres), and preferred locations for our concentrator and mine infrastructure (49 acres).  Importantly, these acquisitions include 93 acres which are contiguous to the Core Property land package increasing it to a total of 622 acres.  The Company also controls a 60-acre parcel in Kings Mountain, North Carolina for the site of the Company’s planned Chemical Plant.

USA
Piedmont Lithium Project
N
150
279
274
Core Property
Mineral Resource
16.2 Mt @ 1.12% Li_2O
Central Property
Hallman-Beam Mine
Sunnyside Property
Piedmont Lithium project
Piedmont Lithium new land holdings
Former lithium mine
Carolina Tin-Spodumene Belt
Shear Zone/Tectonic Boundary
Major highway
Railway
Powerline
2.5 km

Figure 1.  Land map showing the newly acquired properties

These important additions were achieved via a combination of option agreements and deferred purchase contracts, making effective use of Company funds to maximize exploration opportunities.

Keith D. Phillips, President and Chief Executive Officer, said “We continue to pursue our strategy of adding to our dominant land position in the Carolina Tin-Spodumene Belt.  We have found high-grade mineralization in over 90% of the holes we’ve drilled on the TSB, and our expectation is that the larger our land position the larger our ultimate resource and mine life will be.  We are particularly excited to add 18% to the size of our Core Property and are hopeful that we will be able to expand our mineral resource and mine life proportionately.  Notably, these land additions – like the vast majority of our existing properties – are controlled via lease/option or deferred purchase contracts to minimize the use of cash on a pre-development basis.”

Piedmont has increased its land position by 184 acres to 1,383 acres.  The most significant tracts, with regards to the current resource, are in the south-east and western portions of the Core Property.  In the south east, a newly acquired 55-acre tract adds over 600 meters of highly prospective strike length along the F Corridor and a newly acquired 20 acres in the west adds over 400 meters of highly prospective strike length along the B Corridor. These two properties have significant potential to add to the current resource of 16.2 Mt @ 1.12% Li2O (reported June 2018) defined on the Core Property.

Late phase 3 drilling, along the F Corridor, traced mineralization to the southwest suggesting that strike and downdip extensions of known spodumene bearing pegmatites could extend onto the newly acquired 55-acre tract.  Within the 55-acre tract, one area of subcrop of spodumene bearing pegmatite has been identified, a grab sample from this subcrop assayed 1.21% Li2O.

To the west, indicated and inferred classified resource blocks exist immediately adjacent to the northeast and southwest boundaries of the newly acquired 20-acre property.  It is expected that mineralization extends onto the newly acquired tract.

Piedmont is planning additional drilling to upgrade portions of the Inferred resource to Indicated classification, convert Exploration Target areas to Indicated where possible, explore the newly acquired properties and follow-up drilling on the Central property.

Land acquisitions also feature the Company’s preferred concentrator and waste rock disposal locations as identified in the Company’s Updated Scoping Study announcement dated September 2018.  The Company is designing condemnation drilling programs for 2019 completion in these areas.

Finally, several off-trend properties have been acquired by the Company for consideration as potential future waste rock disposal, possible exchange properties for on-trend parcels, buffer zones, or as conservation targets for mitigation purposes.

Piedmont Lithium Inc. has entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) 1,383 acres of surface property and the associated mineral rights from the local landowners. The new properties being the subject of this announcement total 184 acres, of which 142 acres have been acquired under land acquisition agreements and 42 acres have been optioned under land option agreements, on substantially the same terms as the Company’s existing land option agreements.  The Company also controls a 60-acre parcel in Kings Mountain, North Carolina for the site of the Company’s planned Chemical Plant.

The Company’s strategy remains to consolidate the region between newly secured and historic landholdings with emphasis towards on-trend properties and sufficient off-trend for potential infrastructure development, mitigation, and future land exchanges.

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location to be developing and integrated lithium business based on its favourable geology, proven metallurgy and easy access to infrastructure, power, R&D centres for lithium and battery storage, major high-tech population centres and downstream lithium processing facilities.

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statement

The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The Project’s Mineral Resource of 16.2Mt @ 1.12% Li2O comprises Indicated Mineral Resources of 8.5Mt @ 1.15% Li2O and Inferred Mineral Resources of 7.7Mt @ 1.09% Li2O. The information in this announcement that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcement dated June 14, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.

Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

Appendix 1: Summary of Grab Samples

Sample ID	UTM_E	UTM_N	Sample Type	Lithology	Li (ppm)	Li2O%
16LL11-01	473889	3915062	subcrop	spodumene pegmatite	5605.2	1.21

Appendix 2: JORC Table 1 Checklist of Assessment and Reporting Criteria

Section 1 Sampling Techniques and Data
Criteria	JORC Code explanation	Commentary
Sampling techniques
> Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.

> Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.

> Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

The single  rock chip sample reported was collected in 2016 from float blocks..  The sampling does not represent a grade over a specific thickness or distance.

The sample was part of a larger batch of samples analysed by Bureau Veritas Mineral Laboratories – Reno.  The samples were prepared for analysis using prep code PRP70-250 – crush, split and pulverize 250 g rock to 200 mesh.  Analytical technique MA270 - 0.5g 4 acid digestion –ICP-ES/ICP-MS analysis.  Over limit analysis, Li >10000, PF370-Li 3 Na2O2 fusion, analysis by ICP-ES was used.

Drilling techniques
> Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

NA
Drill sample recovery
> Method of recording and assessing core and chip sample recoveries and results assessed.

> Measures taken to maximise sample recovery and ensure representative nature of the samples.

>  Whether a relationship exists between sample recovery and grade and  whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

NA
Logging
> Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.

>  Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.

>  The total length and percentage of the relevant intersections logged.

NA

Sub-sampling techniques and sample preparation
> If core, whether cut or sawn and whether quarter, half or all core taken.

> If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.

> For all sample types, the nature, quality and appropriateness of the sample preparation technique.

> Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.

> Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.

> Whether sample sizes are appropriate to the grain size of the material being sampled.

The rock chip data presented is grab samples from float blocks to outcrop.  The sampling was designed to confirm lithium mineralization within spodumene bearing pegmatites.

Two blanks were inserted in the sample batch and the laboratory inserted standards as well as duplicate analysis.

The samples were of adequate size for rock chip samples.

Quality of assay data and laboratory tests
> The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.

> For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.

> Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

The single  rock chip sample reported was collected in 2016 from float blocks..  The sampling does not represent a grade over a specific thickness or distance.

The samples were analysed by Bureau Veritas Mineral Laboratories – Reno.  The samples were prepared for analysis using prep code PRP70-250 – crush, split and pulverize 250 g rock to 200 mesh.  Analytical technique MA270 - 0.5g 4 acid digestion –ICP-ES/ICP-MS analysis.  Over limit analysis,Li >10000, PF370-Li 3 Na2O2 fusion, analysis by ICP-ES  was used

The rock chip data presented is grab samples from float blocks.  The sampling was designed to confirm lithium mineralization within spodumene bearing pegmatites.

Two blanks were inserted in the sample batch and the laboratory inserted standards as well as duplicate analysis.  The entire batch passed QAQC.

The samples were of adequate size for rock chip samples.

Verification of sampling and assaying
> The verification of significant intersections by either independent or alternative company personnel.

> The use of twinned holes.

>  Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.

>  Discuss any adjustment to assay data.

NA
Location of data points
>  Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.

>  Specification of the grid system used.

>  Quality and adequacy of topographic control.

Sample locations determined by hand held GPS unit. Rock chip samples coordinates and details reported in UTM Nad 83 zone 17
Data spacing and distribution
>  Data spacing for reporting of Exploration Results.

>  Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.

>  Whether sample compositing has been applied.

NA
Orientation of data in relation to geological structure
>  Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.

>  If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.

NA

Sample security	> The measures taken to ensure sample security.
All sample collection and packaging was performed by Piedmont Lithium.  The samples were packaged in individual plastic sample bags, sealed with a cable tie and placed into cardboard box and shipped via UPS to Bureau Veritas Mineral Laboratories - Reno

Audits or reviews	> The results of any audits or reviews of sampling techniques and data.	NA.

Section 2 Reporting of Exploration Results
Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
>  Type, reference name/number, location and ownership includingagreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.

> The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont Lithium Inc. has entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allows the Company to purchase (or in some cases long-term lease) 1383 acres of surface property and the associated mineral rights from the local landowners. The new properties being the subject of this announcement total 184 acres, of which 142 acres have been acquired under land acquisition agreements and 42 acres have been optioned under land option agreements, on substantially the same terms as the Company’s existing land option agreements.

There are no known historical sites, wilderness or national parks located within the Project area and there are no known impediments to obtaining a licence to operate in this area.

Exploration done by other parties	> Acknowledgment and appraisal of exploration by other parties.
The Project is focused over an area that has been explored for lithium dating back to the 1950’s where it was originally explored by Lithium Corporation of America which was subsequently acquired by FMC Corporation. Most recently, North Arrow explored the Project in 2009 and 2010.  North Arrow conducted surface sampling, field mapping, a ground magnetic survey and two diamond drilling programs for a total of 19 holes. Piedmont Lithium, Inc. has obtained North Arrow’s exploration data.

Geology	> Deposit type, geological setting and style of mineralisation.
Spodumene pegmatites, located near the litho tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.

Drill hole Information
>  A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:

>  easting and northing of the drill hole collar

>  elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar

>  dip and azimuth of the hole

>  down hole length and interception depth

>  hole length.

>  If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.

N/A

Data aggregation methods
> In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.

> Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.

> The assumptions used for any reporting of metal equivalent values should be clearly stated.

Li% was converted to Li2O% by multiplying Li% by 2.153.
Relationship between mineralisation widths and intercept lengths
> These relationships are particularly important in the reporting of Exploration Results.

> If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.

> If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).

N/A
Diagrams
>  Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.

Appropriate diagrams are included in the main body of this report.
Balanced reporting
> Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.

All of the relevant exploration data for the Exploration Results and available at this time has been provided in this report.
Other substantive exploration data
> Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.

Soil samples and walking magnetometer geophysical data has been collected on the Core, Central and Sunnyside properties.
Further work
> The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).

>  Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.

Piedmont is planning Phase 4 drilling to upgrade portions of the Inferred resource to Indicated classification, convert Exploration Target areas to Indicated where possible, explore the newly acquired properties and follow-up drilling on the Central and Sunnyside properties.